Exhibit 1

For immediate release

CanWest MediaWorks Income Fund Agrees to be Taken Private at $9.00 Per Unit

Toronto, Ontario, May 25, 2007 – CanWest Global Communications Corp. (“CanWest”) and CanWest MediaWorks Income Fund (the “Fund”) announced today that the Fund has entered into a privatization agreement with CanWest MediaWorks Limited Partnership (the “Limited Partnership”), in which CanWest MediaWorks Inc. (“CanWest MediaWorks”), a wholly-owned subsidiary of CanWest, holds an approximate 74% interest and the Fund holds an approximate 26% indirect interest, pursuant to which each of the Fund’s issued and outstanding units are to be redeemed for $9.00 in cash.

The proposed redemption price represents a premium of 28% over the closing price on the TSX for the Fund’s units on January 3, 2007, the date on which CanWest MediaWorks first raised the prospect of a privatization transaction with the Fund’s Board of Trustees. The proposed redemption price also represents a 17% premium over the closing price on February 6, 2007, the day before the Fund announced that it had established a special committee of independent trustees (the “Independent Committee”) to consider any proposal that CanWest MediaWorks might make in respect of a possible going private or similar transaction.

The Fund’s Independent Committee and the independent members of the Board of Trustees have unanimously determined that the proposed privatization is fair to unitholders and is in the best interests of the Fund. CIBC World Markets Inc. (“CIBC”), the independent financial advisor to the Independent Committee, has provided an opinion to the Independent Committee to the effect that, as at May 25, 2007, the consideration being offered to the Fund’s unitholders under the privatization agreement is fair from a financial point of view to the unitholders. A special meeting of unitholders to consider the proposed transaction is expected to be held on July 4, 2007. The independent members of the Board of Trustees unanimously recommend that unitholders vote in favour of the special resolution of unitholders approving the privatization.

The proposed privatization requires the approval of 66 2/3% of the votes cast by the Fund’s unitholders of record on May 31, 2007 in accordance with the Fund’s declaration of trust and the approval of a simple majority of the votes cast by the Fund’s unitholders (other than CanWest and its related parties) in accordance with applicable securities laws. The privatization is also subject to a number of other conditions as set out in the privatization agreement, including the closing of the financing described below and the absence of a material adverse effect on the Limited Partnership.

If the Fund’s unitholders approve the privatization, closing is expected to occur on or about July 10, 2007, with a final redemption of the Fund’s units expected to occur on or about July 12, 2007. Unitholders of record on June 30, 2007 will also be paid the June distribution on the date on which the Fund’s units are redeemed. Further details regarding the proposed privatization will be available in an information circular that is expected to be mailed to the Fund’s unitholders during the week of June 4, 2007. The information circular will contain CIBC’s valuation and fairness opinion and all other relevant information concerning the proposed privatization. Unitholders should consult their financial, legal or other professional advisors with respect to the proposed privatization.

“Given the changes in the income trust environment, we believe this transaction provides the best opportunity for the Fund’s unitholders to realize value,” said Leonard Asper, President and CEO of CanWest. “As well, CanWest’s shareholders will benefit from this transaction, which will be financed by the Limited Partnership, through the reduction of costs achieved through simplification of the organizational structure and a more appropriate capital structure going forward.”

The cost of the privatization, together with a refinancing of the Limited Partnership’s existing credit facility, will be funded through a $1.3 billion short-term loan facility to be provided by The Bank of Nova Scotia. The short-term loan facility is subject to certain conditions, including satisfactory completion of due diligence by The Bank of Nova Scotia. The Limited Partnership will refinance the short-term loan facility shortly following closing through senior secured and senior unsecured credit facilities and/or notes. This financing will be independent of CanWest MediaWorks and recourse only against CanWest Media Works (Canada) Inc., the general partner of the Limited Partnership, the Limited Partnership and its subsidiaries.

Scotia Capital acted as financial advisor and Osler, Hoskin & Harcourt LLP acted as legal advisor to CanWest MediaWorks. Stikeman Elliott LLP acted as legal advisor to the Independent Committee.

Forward Looking Statements

This news release contains certain comments or “forward-looking statements” relating to the proposal to take the Fund private, including statements regarding the terms and conditions of the proposed transaction and the currently expected closing and redemption dates that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. Factors that could cause actual events to vary from current expectations include the risks that parties will not proceed with a transaction and that the transaction will not be successfully completed for any reason (including the failure to obtain the required unitholder approvals or financing). CanWest and the Fund disclaim any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

About CanWest MediaWorks Income Fund and CanWest Global Communications Corp.

CanWest MediaWorks Income Fund (TSX: CWM.UN; www.cwmincomefund.com) is an unincorporated, open-ended trust that holds an approximate 26% equity interest in CanWest MediaWorks Limited Partnership, which is the largest publisher of newspapers in Canada, as measured by paid circulation, readership and revenue.

CanWest MediaWorks Limited Partnership is 74% owned by CanWest MediaWorks Inc., a wholly owned subsidiary of CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and

NYSE (trading symbol: CWG), and Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Turkey, the United States and the United Kingdom.

Contact:

Deb Hutton, SVP Corporate Communications

416-383-2442

dhutton@canwest.com